                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934

                          (Amendment No. ___________)*

                        Paravant Computer Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.015 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  699376 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)







* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                               Page 1 of 5 pages

-------------------------------                ---------------------------------
CUSIP No.      699376 10 9                      Page    2      of    5   Pages
         ---------------------                       -------------------
-------------------------------                ---------------------------------


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1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              William R. Craven
              ###-##-####
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a)    [  ]
                                                           (b)    [  ]
--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

              United States Citizen

--------------------------------------------------------------------------------
                     5  SOLE VOTING POWER

  NUMBER OF                   483,649
   SHARES            ----------------------------------------------------------
BENEFICIALLY         6  SHARED VOTING POWER
  OWNED BY
   EACH                         -0-
 REPORTING           -----------------------------------------------------------
  PERSON             7  SOLE DISPOSITIVE POWER
  WITH
                              483,649
                     -----------------------------------------------------------
                     8  SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              483,649

--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                           6.1%

--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

                           IN

--------------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 2 of 5 pages

Paravant Computer Systems, Inc.
CUSIP No. 699376 10 9

Item 1(a).                 Name of Issuer:
                           ---------------

                           Paravant Computer Systems, Inc.

Item 1(b).                 Address of Issuer's Principal Executive Offices:
                           ------------------------------------------------

                           1615A West Nasa Boulevard
                           Melbourne, Florida 32901

Item 2(a).                 Name of Person Filing:
                           ----------------------

                           William R. Craven

Item 2(b).                 Address of Principal Business Office or, if none,
                           Residence:
                           --------------------------------------------------

                           c/o Paravant Computer Systems, Inc.
                           1615A West Nasa Boulevard
                           Melbourne, Florida 32901

Item 2(c).                 Citizenship:
                           -------------

                           U.S.

Item 2(d).                 Title of Class of Securities:
                           -----------------------------

                           Common Stock

Item 2(e).                 CUSIP Number:
                           -------------

                           699376 10 9

Item 3.                      If this statement is filed pursuant to Rules
                           13d-1(b), or 13d-2(b), check whether the person filing is a:

                  (a)    [ ]      Broker or Dealer registered under section 15
                                  of the Act
                  (b)    [ ]      Bank as defined in section 3(a)(6) of the Act
                  (c)    [ ]      Insurance Company as defined in section
                                  3(a)(19) of the Act
                  (d)    [ ]      Investment Company registered under section 8
                                  of the Investment Company Act
                  (e)    [ ]      Investment Advisor registered under section
                                  203 of the Investment Advisors Act of 1940
                  (f)    [ ]      Employee Benefit Plan, Pension Fund which is
                                  subject to the provisions of the Employee
                                  Retirement Income Security Act of 1974 or

                                Page 3 of 5 pages

Paravant Computer Systems, Inc.
CUSIP No. 699376 10 9

                                  Endowment Fund; see section 240.13d-1(b)(1)
                                  (ii)(F)
                  (g)    [ ]      Parent Holding Company, in accordance with
                                  section 240.13d-1(b)(ii)(G)
                  (h)    [ ]      Group, in accordance with section 240.13d-1
                                  (b)(1)(ii)(H)

Item 4.                  Ownership.
                         ----------

                         (a)      Amount Beneficially Owned:

                                       483,649 shares(1)

                         (b)      Percent of Class:

                                         6.1%(2)

                         (c)      Number of shares as to which such person has:
                                  ----------------------------------------------

                                     (i)    Sole power to vote or to direct the
                                            vote:

                                                     483,649

                                    (ii)    Shared power to vote or direct the
                                             vote:

                                                     -0-

                                   (iii)    Sole power to dispose or direct the
                                            disposition of:

--------

     (1) All share numbers reported in this Schedule 13G reflect a 4.471-to-1 reverse stock split effected by the Issuer in April 1995 and a 3-for-1 stock split effected by the Issuer in July 1996. Includes (i) 156,387 shares owned individually by Mr. Craven, (ii) 297,231 shares issuable upon exercise of options obtained by Mr. Craven from UES Florida, Inc., an affiliate of the Issuer (the "UES Option"), (iii) 25,000 shares issuable upon exercise of options granted to Mr. Craven under the Issuer's Incentive Stock Option Plan and (iv) 5,031 shares issuable upon exercise of options granted to Mr. Craven under a non-qualified stock option plan of the Issuer which has been terminated.

     (2) Based on 7,959,886 shares outstanding at January 3, 1997 (as reported in the Issuer's Proxy Statement dated January 28, 1997), and 30,031 shares issuable upon exercise of options (other than the UES Options) held by Mr. Craven.

                                Page 4 of 5 pages

Paravant Computer Systems, Inc.
CUSIP No. 699376 10 9

                                                     483,649

                                    (iv)   Shared power to dispose or direct the
                                           disposition of:

                                                     -0-

Item 5.                  Ownership of Five Percent or Less of a Class.
                         ---------------------------------------------
                         If this statement is being filed to report the fact
                  that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.                  Ownership of More Than Five Percent on Behalf of
                         Another Person:
                         --------------------------------------------------

                         Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by
                         the Parent Holding Company.
                         ----------------------------------------------------

                         Not Applicable.

Item 8.                  Identification and Classification of Members of the
                         Group.
                         -----------------------------------------------------

                         Not Applicable.

Item 9.                  Notice of Dissolution of Group.
                         --------------------------------

                         Not Applicable.

Item 10.                 Certification.
                         --------------

                         Not Applicable.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 1997                       /s/ William R. Craven
                                               ----------------------
                                                  William R. Craven

                                Page 5 of 5 pages